Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-163632

Pricing Supplement to the Prospectus dated January 11, 2010 and the Prospectus Supplement dated January 11, 2010
US$ 200,000,000 Royal Bank of Canada Senior Fixed Rate/Floating Rate Notes due December 20, 2013

The Notes (the “Notes”) are senior unsecured fixed rate/floating rate notes.  Interest and the amount payable upon maturity of the Notes will be paid in cash.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Issue:	Senior Global Medium-Term Notes, Series D

Title of Series:	Senior Fixed Rate/Floating Rate Notes due December 20, 2013

Pricing Date:	December 15, 2010

Issue Date:	December 20, 2010

Maturity Date:	December 20, 2013

Principal Amount:	US $200,000,000

Ranking:	Senior

Net Proceeds:	US $ 199,800,000

Fixed Rate Provisions

Fixed Interest Rate:	0.77% per annum

Fixed Rate Period:	December 20, 2010 to but excluding December 20, 2011

Fixed Rate Interest Payment Date:	June 20, 2011 and December 20, 2011, subject to the following business day unadjusted convention

Day Count Convention:	30/360

Floating Rate Provisions

Floating Interest Rate:	Three-month USD LIBOR (Reuter’s Page LIBOR01) plus a spread of 0.23% per annum, reset and payable quarterly

Floating Rate Period:	From and including December 20, 2011 to but excluding December 20, 2013

Floating Rate Interest Payment Dates:	On the 20th day of each March, June, September and December of each year during the floating rate period, commencing March 20, 2012, subject to the modified following business day convention

Floating Rate Interest Reset Dates:	Quarterly on the 20th day of each March, June, September and December, commencing December 20, 2011.

Floating Rate Interest Determination Dates:	Two London business days prior to the start of each Floating Rate Interest Reset Date, commencing with the Floating Rate Interest Reset Date occurring in December 2011

Day Count Convention:	Actual/360

Record Dates for Interest Payments:	The fifteenth calendar day, whether or not a New York, Toronto or London business day, immediately preceding the related interest payment date

Business Days:	New York, Toronto and London

Repayment at our Option:	Not Applicable

Repayment at Option of Holder:	Not Applicable

Lead Manager:	RBC Capital Markets, LLC (the “Agent”)

Public Offering Price:	100.000%

Agent’s Discount:	0.10%

Minimum Denominations:	$1,000, and integral multiples of $1,000 in excess thereof.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus).

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:	The Bank of New York Mellon

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on the cover page of this pricing supplement and the terms appearing under the caption “Specific Terms of the Notes” below.

The Notes are part of a series of senior debt securities of Royal Bank entitled “Senior Global Medium-Term Notes, Series D”.  The Notes will have the CUSIP No. 78008KWX7.

Your investment in the Notes involves certain risks.  See “Additional Risk Factors Specific to Your Notes” beginning on page P-1 of this pricing supplement,  “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and “Risk Factors” beginning on page 6 of the accompanying prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and accompanying prospectus supplement.  Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

	Price to Public	Agent’s Discount	Proceeds to Royal Bank
Per Note	100%	0.10%	99.90%
Total	$200,000,000	$ 200,000	$199,800,000

RBC Capital Markets

 Pricing Supplement dated December 15, 2010

In this pricing supplement, references to the “accompanying prospectus” mean the accompanying prospectus, dated January 11, 2010, as supplemented by the accompanying prospectus supplement (the “accompanying prospectus supplement”), dated January 11, 2010, of Royal Bank.

The Notes Are Part of a Series

The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series D,” that we may issue under our senior indenture, dated as of October 23, 2003, between Royal Bank and The Bank of New York Mellon, as trustee, as amended and supplemented from time to time (the “indenture”).  The Notes are described in the accompanying prospectus supplement.  This pricing supplement summarizes financial and other terms that apply to the Notes.  We describe terms that apply generally to all Series D medium-term notes in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and accompanying prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

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ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated January 11, 2010, and the accompanying prospectus supplement, dated January 11, 2010.  Your Notes are not secured debt.    You should carefully consider whether the Notes are suited to your particular circumstances.  This pricing supplement should be read together with the accompanying prospectus, dated January 11, 2010 and the accompanying prospectus supplement, dated January 11, 2010.  The information in the accompanying prospectus and accompanying prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.  This section describes the most significant risks relating to an investment in the Notes.  We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and accompanying prospectus supplement, before investing in the Notes.

There May Not Be an Active Trading Market for the Notes.

There may be little or no secondary market for the Notes.  The Notes will not be listed or displayed on any securities exchange or any electronic communications network. RBC Capital Markets, LLC currently intends to make a market for the Notes, although it is not required to do so.  RBC Capital Markets, LLC may stop any such market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

The Notes have not been designated for trading in the Nasdaq PORTAL trading system.

The Market Value of the Notes May Be Influenced by Unpredictable Factors.

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Several factors, many of which are beyond our control, will influence the market value of the Notes. Factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions with RBC Capital Markets, LLC or any other market-maker;

•	interest rates in the market and expectations about future interest rates;

•	the creditworthiness of Royal Bank;

•	the time remaining to the maturity of the Notes; and

•	economic, financial, political, regulatory or judicial events that affect financial markets generally.

Changes in banks’ inter-bank lending rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect the value of the Notes

Concerns have been expressed that some of the member banks recently surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the LIBOR rates being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, the BBA recently announced that it will change the LIBOR rate-fixing process by increasing the number of banks surveyed to set a LIBOR rate. The BBA also indicated that it will consider adding a second rate-fixing process for U.S. dollar LIBOR after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the LIBOR rates are determined, may result in a sudden or prolonged increase in the reported LIBOR rates, which could result in lower interest payments and adversely affect the value of the Notes.

Additional Considerations

Client accounts over which RBC Capital Markets, LLC or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly.  This includes employee benefit plans that are subject to the Employee Retirement Security Act of 1974 (“ERISA”), individual retirement accounts and every other client account over which RBC Capital Markets, LLC has investment discretion or act as fiduciary.

Individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of RBC Capital Markets, LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “holders” mean those who own Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Notes registered in street name or in Notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary.  Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series D,” that we may issue under our senior indenture, dated as of October 23, 2003, between Royal Bank and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as supplemented by a first supplemental indenture, dated as of July 21, 2006, and by a second supplemental indenture, dated as of February 28, 2007, and as further amended, from time to time (the “indenture”).  The Notes are described in the accompanying prospectus supplement.  This pricing supplement summarizes financial and other terms that apply to the Notes.  We describe terms that apply generally to all Series D medium-term notes in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and accompanying prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Please note that the information about the prices to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes.  If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

In addition to the terms described on the front and inside cover of this pricing supplement, the following specific terms will apply to the Notes:

Interest

Interest on the Notes for the period from and including December 20, 2010 to but excluding December 20, 2011 (the “fixed rate period”) will be payable in US Dollars on June 20, 2011 and December 20, 2011 for interest accrued in respect of the fixed rate period, subject to the following business day unadjusted convention.  During the fixed rate period, the interest on the Notes will be equal to 0.77% per annum.  During the fixed rate period, interest will be computed and paid on a 30/360 basis (based upon a 360-day year of twelve 30-day months).

Interest on the Notes for the period from and including December 20, 2011 to but excluding December 20, 2013 (the “floating rate period”) will be payable in US Dollars on the 20th day of each March, June, September and December of each year during the floating rate period (each a “floating rate interest payment date”), commencing March 20, 2012, subject to the modified following business day convention.  The interest on the Notes during the floating rate period will be equal to three-month USD LIBOR (Reuter’s Page LIBOR01) plus a spread of 0.23% per annum (the “floating interest rate”), reset quarterly on the 20th day of each March, June, September and December (each a “floating rate interest reset date”), commencing on December 20, 2011.  The floating interest rate will be calculated by reference to the three-month LIBOR rate displayed on Reuter’s Page LIBOR01 two London business days prior to the start of each floating rate interest reset date, commencing with the floating rate interest reset date occurring in December 2012, as provided in the accompanying prospectus supplement.

Minimum Denominations

$1,000, and integral multiples of $1,000 in excess thereof.

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

At maturity you will receive an amount equal to the principal of your Notes plus any accrued and unpaid interest.

Manner of Payment and Delivery

Any payment on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office.  We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Please note that The Bank of New York Mellon is currently serving as the calculation agent for the Notes.  We may change the calculation agent for your Notes at any time without notice and The Bank of New York Mellon may resign as calculation agent at any time upon sixty (60) days’ written notice to Royal Bank.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds.”

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

SUPPLEMENTAL U.S. TAX CONSIDERATIONS

The discussion below supplements the discussion under “Tax Consequences” in the attached prospectus, and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus).  If you are not a U.S. holder, please consult your own tax advisor.

In the opinion of our counsel, Sullivan & Cromwell LLP, your Notes should be treated as a variable rate debt instrument for United States federal income tax purposes that is not issued with more than a de minimis amount of original issue discount. Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.

You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time, and your adjusted basis in your Notes.  See the discussion under  “Tax Consequences  – United States Taxation – Purchase, Sale and Retirement of the Debt Securities” for more information.

For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “Tax Consequences  – United States Taxation – Original Issue Discount – Variable Rate Debt Securities” in the accompanying prospectus.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States Holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A Holder’s net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Backup Withholding and Information Reporting

Please see the discussion under “Tax Consequences—United States Taxation—Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.  In addition, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

The following section supplements the tax discussion under the accompanying prospectus dated January 11, 2010, and prospectus supplement dated January 11, 2010 and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a Non-resident Holder (as defined in the accompanying prospectus).

In the opinion of Ogilvy Renault LLP, our Canadian tax counsel, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) to be paid or credited on a Note to a Non-resident Holder will not be subject to Canadian non-resident withholding tax.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (a ”plan”) subject to ERISA should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan subject to ERISA or Section 4975 of the Code and is not purchasing the Notes on behalf of or with plan assets or (2) it is eligible for relief under Prohibited Transaction Class Exemption (“PTCE”) 84-14, 90-1, 91-38, 95-60 or 96-23, the exemption provided in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions with service providers, or another applicable exemption from the prohibited transaction rules of ERISA and the Code.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.  See “Benefit Plan Investor Considerations” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell, and RBC Capital Markets, LLC has agreed to purchase from us, the aggregate principal amount of the Notes.

Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets, LLC has agreed to purchase the Notes as principal, for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 0.10%.  To the extent the Agent resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the Notes as such term is defined in the Securities Act of 1933, as amended.  The Agent has advised us that, if it is unable to sell all the Notes at the public offering price, the Agent proposes to offer the Notes from time to time for sale in negotiated transactions of otherwise, at prices to be determined at the time of sale.

In the future, the Agent may repurchase and resell the Notes in market-making transactions.  For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities; see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

Conflicts of Interest

RBC Capital Markets, LLC is our affiliate.  RBC Capital Markets, LLC is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121.  RBC Capital Markets, LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

RBC Capital Markets, LLC and/or its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  RBC Capital Markets, LLC and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, RBC Capital Markets, LLC and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer.  RBC Capital Markets, LLC and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or the accompanying prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank or the Agent.  This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$ 200,000,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Senior Fixed Rate / Floating Rate Notes due December 20, 2013

December 15, 2010

RBC Capital Markets